Dr Jay LeBow 10/6/2023

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Professional Summary

My medical and surgical foot/ankle care background has included building an expansive 4 office/3 doctor practice, and providing care as Team Podiatrist for the Baltimore Orioles/Major League Baseball for 28 years. In addition to my clinical work, I have also taught residents at Mercy Medical Center, lectured at numerous seminars and acted as a medical consultant for Under Armour to assist in design innovation and biomechanical integration for their developing footwear line. Significantly, I have also held leadership positions within the Maryland Podiatric Medical Association, including both the Peer Review and Executive Committees. My leadership roles expanded to serve the State of Maryland as the President (2 terms) of the Maryland Board of Podiatric Medical Examiners, a position appointed to by Governor's Martin O'Malley and Larry Hogan. I was appointed to the Federation of Podiatric Medical Boards and now serve as its Senior Advisor to the Board, as well as Chair of its Podiatry Interstate License Compact Committee. Additionally, I accepted a second four year appointment to the FDA General and Plastic Surgery Devices Panel, to other panels of the Medical Devices Advisory Committee, and to the Center for Devices and Radiologic Health. Past community involvement includes serving as a Board Member at the Babe Ruth/ Sports Legends Museum, and volunteer at Beth Tfiloh Congregation. Now I have embarked as a co-founder of jbrds shoes, shoes designed for children aged 6 months to 8 years, the first shoes designed to support staged developmental anatomy with activity requirements.

Experience

Jay S. LeBow, DPM PA — July 1984 to October 2012
Medical and Surgical Care of the Foot & Ankle
Baltimore, MD

Medical and surgical foot & ankle treatment rendered in office, hospital, nursing home/home care settings. This included general podiatry, Diabetic wound care/limb salvage, reconstructive surgery, sports medicine. Administrative billing of services required thorough knowledge of CPT, HCPCS and ICD codes. Oversaw all aspects of this expansive 4 office medical practice.

Baltimore Orioles/Major League Baseball — May 1993 to 2021
Sports Medicine Specialist
Baltimore, MD

My role with the Orioles began 30 years ago as the team's first team Podiatrist. Over these years, I have become actively involved in the medical care of Orioles players at all levels of professional baseball as well as many visiting team players. Treatment of team players has included all aspects of medical and surgical care of the foot and ankle.

Under Armour — May 2012 to 2016
Podiatric Medical Consultant for Under Armour Footwear
Baltimore, MD

Acting medical consultant at Under Armour in their Innovation / Footwear Division. My role included overseeing/assisting in their creation, development and rebranding of modern athletic footwear and has involved shoe gear design innovation and biomechanical testing.

Maryland State Board of Podiatry
Legislative and Judical Responsibilities
Baltimore, MD August 2007 to 2016

My role on the State Board of Podiatry involved judicial proceedings that adjudicate charges of misconduct amongst licensed Podiatrists. This included complete review of medical practices including standard of care determination, appropriate billing and insurance compliance, HIPPA as well as environmental benchmarks. Additionally it required legislative responsibilities including testifying as a Podiatric medical expert in Annapolis to our state legislature regarding proposed legislation, as well as enacting new laws once passed. This tenure has occured after serving on the Peer Review and Executive committees of the Maryland Podiatric Medical Association.

Federal Drug Administration July 2013 to Current

Consultant to the General and Plastic Surgery Devices Panel, to other panels of the Medical Devices Advisory Committee and to the Center for Devices and Radiologic Health

After accepting a second 4 year appointment, as the first Podiatric Surgeon to be appointed to the FDA, I have been involved in many panels and oversight. Responsibilities have included review and clearance of new technologies ranging from lasers to drug delivery systems. The position has also included panel participation to review and reclassify prior FDA determinations.

Education

University of Maryland School of Law 2008
Baltimore, MD
Task Force on Discipline of Health Care Professionals and Improved Patient Care

Temple School of Podiatric Medicine 1983
DPM: Doctor of Podiatric Medicine
Philadelphia, PA
Radiology Honors

University of Maryland College Park Campus 1979
Bachelor of Science: Microbiology
College Park, MD

Professional Affiliations

Maryland Board of Podiatric Medical Examiners- Past President (2 Terms)
Federation of Podiatric Medical Boards- Past President
American Board of Podiatric Surgery- Board Certified Diplomate
American College of Foot and Ankle Surgeons- Fellow
American Society of Podiatric Surgery- Fellow
American Academy of Podiatric Sports Medicine- Associate
American College of Podiatric Medical Review- Fellow
Maryland Podiatric Medical Association- Member

Chair, Podiatry Interstate Licensure Compact Committee of the FPMB
Council on Podiatric Medical Education- Continuing Education Committee member/reviewer
Four year FDA appointment 7/2013 – 7/2017 &
7/2017 - 7/2021 (2 Terms)
Consultant to the FDA General and Plastic Surgery Devices Panel, to other panels of the Medical Devices Advisory Committee, and to the Center for Devices and Radiologic Health.